

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 28, 2015

<u>Via E-mail</u>
Ron Wainshal
Chief Executive Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **Re:** **Aircastle Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **File No. 1-32959**

Dear Mr. Wainshal:

We refer you to our comment letter dated September 4, 2015, regarding business contacts with Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance

cc: Christopher Beers
       General Counsel
       Aircastle Limited

cc: Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP